U.S. SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC 20549

                          FORM 10-SB/A

                         Amendment No. 1

           GENERAL FORM FOR REGISTRATION OF SECURITIES
                    OF SMALL BUSINESS ISSUER
Under Section 12(b) or (g) of the Securities Exchange Act of 1934


             AREA INVESTMENT AND DEVELOPMENT COMPANY
         (Name of Small Business Issuer in its charter)


             Utah                           87-0284871
(State or Other Jurisdiction of           (IRS Employer
Incorporation or Organization)         Identification No.)


       2133 East 9400 South, Suite 151, Sandy, Utah 84093
      (Address of Principal Executive Offices and Zip Code)

Issuer's Telephone Number:  (801) 944-0701


Securities to be registered under Section 12(b) of the Act:  None


Securities  to  be  registered under Section 12(g)  of  the  Act:
Common Stock, Par Value $0.01

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                        TABLE OF CONTENTS

ITEM NUMBER AND CAPTION                                       Page

Part I

1.   Description of Business                                    3

2.   Management's Discussion and Analysis or
       Plan of Operations                                       7

3.   Description of Properties                                  8

4.   Security Ownership of Certain Beneficial Owners and
       Management                                               8

5.   Directors, Executive Officers, Promoters and
       Control Persons                                          9

6.   Executive Compensation                                    10

7.   Certain Relationships and Related Transactions            11

8.   Description of Securities                                 11

Part II

1.   Market Price of and Dividends on the Registrant's
       Common Equity and Related Stockholder Matters           11

2.   Legal Proceedings                                         12

3.   Changes in and Disagreements with Accountants             12

4.   Recent Sales of Unregistered Securities                   12

5.   Indemnification of Directors and Officers                 12

Part F/S  Financial Statements                                 13

Part III

1.   Index to Exhibits                                         14

2.   Description of Exhibits                                   14

                             PART I

                ITEM 1.  DESCRIPTION OF BUSINESS

History

The  Company was formed as a Utah corporation in June  1970,  for the purpose of engaging in real estate, general business and investment opportunities. The Company has had no operations for the past three years. The Company is a shell corporation seeking a business venture to acquire. The Company entered into a Financial Consulting Agreement with Park Street Investments, Inc., a Utah corporation wholly owned by Ken Kurtz, an officer and director. In consideration for consulting services and payment of the Company's expenses, Company issued 3,000,000 shares of common stock to Park Street Investments, Inc., in November 1997. Park Street Investments, Inc., assigned 2,000,000 of the shares to Ken Kurtz, and 500,000 each to Carrie Kurtz and Tammy Gehring, both directors of the Company.

   In January 1999, the Company began discussions with representatives of Fax4free.com, Inc. - an online service provider - for the possibility of a business combination. The Company and Fax4free.com, Inc., agreed on the terms of acquisition, and in anticipation of the acquisition the Company authorized an offering for 4,000,000 shares of its common stock under Rule 504 of Regulation D promulgated under the Securities Act of 1933. The 4,000,000 shares were offered at $.03125 per share to raise $125,000. Proceeds were to be used to pay expenses related to the acquisition of Fax4free.com, Inc., and to pay off the remainder of the Company's debts. On March 30, 1999, the Company closed the offering after having sold the 4,000,000 shares to seven investors of which 3,918,750 shares were sold for $122,461 in cash and 81,250 were sold for $2,539 in debt settlement. On March 24, 1999, the Company paid off the remainder of its debts in the amount of $32,461 and paid a finder/consulting fee in the amount of $90,000 to Hudson Consulting Group, Inc. ("Hudson") for introducing Fax4free.com, Inc., to the Company. In April 1999, the acquisition of Fax4free.com, Inc., was terminated by Fax4free.com, Inc., because it subsequently discovered it could not obtain from unrelated financing sources additional funding for its future business operations on acceptable terms. Hudson has agreed to assist in locating another merger acquisition candidate in the future as part of its $90,000 fee, which has been already paid. Management has opted to expense the entire $90,000 fee, which is non-refundable, because Hudson does not have an exclusive agreement with management and is not obligated to perform. Therefore, there are no assurances that the Company may not be obligated to pay additional fees to other parties in the future.

In April 1999, the Company issued 2,000,000 shares of its common stock to Ken Kurtz, an officer and director, at $0.01 per share, or a total of $20,000, which will be used as working capital.

General

During the past three years, the Company has attempted to identify and acquire a favorable business opportunity. The Company has reviewed and evaluated a number of business ventures for possible acquisition or participation by the Company. The Company has not entered into any agreement, nor does it have any commitment or understanding to enter into or become engaged in a transaction as of the date of this filing. The Company continues to investigate, review, and evaluate business opportunities as they become available and will seek to acquire or become engaged in business opportunities at such time as specific opportunities warrant.

To date, opportunities have been made available to the Company through its officers and directors and through professional advisors including securities broker-dealers and through members of the financial community. It is anticipated that business opportunities will continue to be available primarily from these sources.

To  a  large  extent,  a decision to participate  in  a  specific business opportunity may be made upon management's analysis regarding the quality of the other firm's management and personnel, the asset base of such firm or enterprise, the anticipated acceptability of new products or marketing concepts, the merit of the firms business plan, and numerous other factors which are difficult, if not impossible, to analyze through the application of any objective criteria.

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Since  its  inception,  the Company has had  no  active  business operations, and has been seeking to acquire an interest in a business with long-term growth potential. The Company currently has no commitment or arrangement to participate in a business and cannot now predict what type of business it may enter into or acquire. It is emphasized that the business objectives discussed
herein  are  extremely  general  and  are  not  intended  to   be
restrictive on the discretion of the Company's management.

There are no plans or arrangements proposed or under consideration for the issuance or sale of additional securities by the Company prior to the identification of an acquisition candidate. Consequently, management anticipates that it may be able to participate in only one potential business venture, due primarily to the Company's limited capital. This lack of diversification should be considered a substantial risk, because it will not permit the Company to offset potential losses from one venture against gains from another.

Selection of a Business

The Company anticipates that businesses for possible acquisition will be referred by various sources, including its officers and directors, professional advisors, securities broker-dealers, venture capitalists, members of the financial community, and others who may present unsolicited proposals. The Company will not engage in any general solicitation or advertising for a business opportunity, and will rely on personal contacts of its officers and directors and their affiliates, as well as indirect associations between them and other business and professional people. By relying on "word of mouth", the Company may be limited in the number of potential acquisitions it can identify. While it is not presently anticipated that the Company will engage unaffiliated professional firms specializing in business acquisitions or reorganizations, such firms may be retained if management deems it in the best interest of the Company.

Compensation to a finder or business acquisition firm may take various forms, including one-time cash payments, payments based on a percentage of revenues or product sales volume, payments involving issuance of securities (including those of the Company), or any combination of these or other compensation arrangements. Consequently, the Company is currently unable to predict the cost of utilizing such services. Pursuant to the Financial Consulting Agreement between the Company and Park Street Investments, Inc., Park Street Investments, Inc. is entitled to 10% of the Company's issued and outstanding shares after reorganization.

The  Company  will  not  restrict its search  to  any  particular business,  industry,  or  geographical location,  and  management reserves the right to evaluate and enter into any type of business in any location. The Company may participate in a newly organized business venture or a more established company entering a new phase of growth or in need of additional capital to overcome existing financial problems. Participation in a new business venture entails greater risks since in many instances management of such a venture will not have proved its ability, the eventual market of such venture's product or services will likely not be established, and the profitability of the venture will be unproved and cannot be predicted accurately. If the Company participates in a more established firm with existing financial problems, it may be subjected to risk because the financial resources of the Company may not be adequate to eliminate or reverse the circumstances leading to such financial problems.

In seeking a business venture, the decision of management will not be controlled by an attempt to take advantage of any anticipated or perceived appeal of a specific industry, management group, product, or industry, but will be based on the business objective of seeking long-term capital appreciation in the real value of the Company.

The analysis of new businesses will be undertaken by or under the supervision of the officers and directors. In analyzing prospective businesses, management will consider, to the extent applicable, the available technical, financial, and managerial resources; working capital and other prospects for the future; the nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development, or exploration; the potential for growth and expansion; the potential for profit; the perceived public recognition or acceptance of products, services, or trade or service marks; name identification; and other relevant factors. It is anticipated that the results of operations of a specific firm may not necessarily be indicative of the potential for the future because of the requirement to substantially shift marketing approaches, expand significantly, change product emphasis, change or substantially augment management, and other factors.

The Company will analyze all available factors and make a determination based on a composite of available facts, without reliance on any single factor. The period within which the
Company may participate in a business cannot be predicted and will depend on circumstances beyond the Company's control, including the availability of businesses, the time required for the Company to complete its investigation and analysis of prospective businesses, the time required to prepare appropriate documents and agreements providing for the Company's participation, and other circumstances.

Acquisition of a Business

In implementing a structure for a particular business acquisition, the Company may become a party to a merger, consolidation, or other reorganization with another corporation or entity; joint venture; license; purchase and sale of assets; or purchase and sale of stock, the exact nature of which cannot now be predicted. Notwithstanding the above, the Company does not intend to participate in a business through the purchase of minority stock positions. On the consummation of a transaction, it is likely that the present management and shareholders of the Company will not be in control of the Company. In addition, a majority or all of the Company's directors may, as part of the terms of the acquisition transaction, resign and be replaced by new directors without a vote of the Company's shareholders.

In connection with the Company's acquisition of a business, the present shareholders of the Company, including officers and directors, may, as a negotiated element of the acquisition, sell a portion or all of the Company's Common Stock held by them at a significant premium over their original investment in the Company. As a result of such sales, affiliates of the entity participating in the business reorganization with the Company would acquire a higher percentage of equity ownership in the Company. Management does not intend to actively negotiate for or otherwise require the purchase of all or any portion of its stock as a condition to or in connection with any proposed merger or acquisition. Although the Company's present shareholders did not acquire their shares of Common Stock with a view towards any subsequent sale in connection with a business reorganization, it is not unusual for affiliates of the entity participating in the reorganization to negotiate to purchase shares held by the present shareholders in order to reduce the amount of shares held by persons no longer affiliated with the Company and thereby reduce the potential adverse impact on the public market in the Company's common stock that could result from substantial sales of such shares after the business reorganization. Public investors will not receive any portion of the premium that may be paid in the foregoing circumstances. Furthermore, the Company's shareholders may not be afforded an opportunity to approve or consent to any particular stock buy-out transaction.

In the event sales of shares by present shareholders of the Company, including officers and directors, is a negotiated element of a future acquisition, a conflict of interest may arise because directors will be negotiating for the acquisition on behalf of the Company and for sale of their shares for their own respective accounts. Where a business opportunity is well suited for acquisition by the Company, but affiliates of the business opportunity impose a condition that management sell their shares at a price which is unacceptable to them, management may not sacrifice their financial interest for the Company to complete the transaction. Where the business opportunity is not well suited, but the price offered management for their shares is high, Management will be tempted to effect the acquisition to realize a substantial gain on their shares in the Company. Management has not adopted any policy for resolving the foregoing potential conflicts, should they arise, and does not intend to obtain an independent appraisal to determine whether any price that may be offered for their shares is fair. Stockholders must rely, instead, on the obligation of management to fulfill its fiduciary duty under state law to act in the best interests of the Company and its stockholders.

It is anticipated that any securities issued in any such reorganization would be issued in reliance on exemptions from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of the transaction, the Company may agree to register such securities either at the time the transaction is consummated, under certain conditions, or at specified times thereafter. Although the terms of such registration rights and the number of securities, if any, which may be registered cannot be predicted, it may be expected that registration of securities by the Company in these circumstances would entail substantial expense to the Company.

The issuance of substantial additional securities and their potential sale into any trading market which may develop in the Company's securities may have a depressive effect on such market.

While the actual terms of a transaction to which the Company may be a party cannot be predicted, it may be expected that the parties to the business transaction will find it desirable to structure the acquisition as a so-called "tax-free" event under sections 351 or 368(a) of the Internal Revenue Code of 1986, (the "Code"). In order to obtain tax-free treatment under section 351 of the Code, it would be necessary for the owners of the acquired business to own 80% or more of the voting stock of the surviving
entity.   In  such event, the shareholders of the  Company  would
retain less than 20% of the issued and outstanding shares of the surviving entity. Section 368(a)(1) of the Code provides for tax-
free   treatment  of  certain  business  reorganizations  between corporate  entities  where  one corporation  is  merged  with  or
acquires   the  securities  or  assets  of  another  corporation.
Generally, the Company will be the acquiring corporation in such a business reorganization, and the tax-free status of the transaction will not depend on the issuance of any specific amount of the Company's voting securities. It is not uncommon, however, that as a negotiated element of a transaction completed in reliance on section 368, the acquiring corporation issue securities in such an amount that the shareholders of the acquired corporation will hold 50% or more of the voting stock of
the  surviving  entity.   Consequently, there  is  a  substantial
possibility that the shareholders of the Company immediately prior to the transaction would retain less than 50% of the issued
and  outstanding  shares  of  the surviving  entity.   Therefore,
regardless  of the form of the business acquisition,  it  may  be
anticipated   that   stockholders  immediately   prior   to   the
transaction will experience a significant reduction in their percentage of ownership in the Company.

Notwithstanding the fact that the Company is technically the acquiring entity in the foregoing circumstances, generally accepted accounting principles will ordinarily require that such transaction be accounted for as if the Company had been acquired by the other entity owning the business and, therefore, will not permit a write-up in the carrying value of the assets of the other company.

The manner in which the Company participates in a business will depend on the nature of the business, the respective needs and desires of the Company and other parties, the management of the business, and the relative negotiating strength of the Company and such other management.

The Company will participate in a business only after the negotiation and execution of appropriate written agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require specific representations and warranties by all of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by each of the parties prior to such closing, will outline the manner of bearing costs if the transaction is not closed, will set forth remedies on default, and will include miscellaneous other terms.

Operation of Business After Acquisition

The Company's operation following its acquisition of a business will be dependent on the nature of the business and the interest acquired. The Company is unable to predict whether the Company will be in control of the business or whether present management will be in control of the Company following the acquisition. It may be expected that the business will present various risks, which cannot be predicted at the present time.

Governmental Regulation

It is impossible to predict the government regulation, if any, to which the Company may be subject until it has acquired an interest in a business. The use of assets and/or conduct of businesses which the Company may acquire could subject it to environmental, public health and safety, land use, trade, or other governmental regulations and state or local taxation. In selecting a business in which to acquire an interest, management will endeavor to ascertain, to the extent of the limited
resources   of  the  Company,  the  effects  of  such  government
regulation on the prospective business of the Company. In certain circumstances, however, such as the acquisition of an interest in a new or start-up business activity, it may not be possible to predict with any degree of accuracy the impact of government regulation. The inability to ascertain the effect of government regulation on a prospective business activity will make the acquisition of an interest in such business a higher risk.

Competition

The Company will be involved in intense competition with other business entities, many of which will have a competitive edge over the Company by virtue of their stronger financial resources and prior experience in business. There is no assurance that the Company will be successful in obtaining suitable investments.

Employees

The Company is a development stage company and currently has no employees. Executive officers, who are not compensated for their time contributed to the Company, will devote only such time to the affairs of the Company as they deem appropriate, which is estimated to be approximately 20 hours per month per person. Management of the Company expects to use consultants, attorneys, and accountants as necessary, and does not anticipate a need to engage any full-time employees so long as it is seeking and evaluating businesses. The need for employees and their availability will be addressed in connection with a decision whether or not to acquire or participate in a specific business industry.

    ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF
                           OPERATIONS

Results of Operations

Period  Ended May 31, 1999 and Calendar Years Ended December  31,
1998 and 1997

The Company had no revenue from continuing operations for the periods ended May 31, 1999, December 31, 1998 and 1997.

General and administrative expenses for period ended May 31, 1999 were $90,000, compared to $480 for the year ended December 31, 1998 and $46,107 for the year ended December 31, 1997. General and administrative expenses during the fiscal year 1999, consisted of a finder/consulting fee in the amount of $90,000 to Hudson Consulting Group, Inc. for introducing a potential candidate or acquisition by the Company.

The Company has a net loss of $90,000 for the period ended May 31, 1999, a net income of $51,435 for the year ended December 31, 1998 and a net loss of $46,107 for the year ended December 31, 1997. The Company's net gain for the year ended December 31, 1998 is attributable to management's negotiation of accounts payable due to a prior consultant in the amount of $51,915.

The Company does not expect to generate any meaningful revenue or incur operating expenses unless and until it acquires an interest in an operating company.

Liquidity and Capital Resources

At May 31, 1999, the Company had a working capital of $20,000. The Company's cash in the amount of $20,000 resulted from the sale of 2,000,000 of the Company's common stock to Ken Kurtz, the Company's president and a director. The shares were sold to obtain capital to pay the costs of becoming a reporting company under the Securities Exchange Act of 1934. Management is hopeful that becoming a reporting company will increase the number of prospective business ventures that may be available to the Company. Management believes that the Company has sufficient cash to meet the anticipated needs of the Company's operations through at least the first calendar quarter of 2000. However, there can be no assurances to that effect, as the Company has no revenues and the Company's need for capital may change dramatically if it acquires an interest in a business opportunity during that period. The Company's current operating plan is to
(i) handle the administrative and reporting requirements of a public company; and (ii) search for potential businesses, products, technologies and companies for acquisition. At present, the Company has no understandings, commitments or agreements with respect to the acquisition of any business, product, technology or company and there can be no assurance that the Company will identify any such business, product, technology or company suitable for acquisition in the future. Further, there can be no assurance that the Company would be successful in consummating any acquisition on favorable terms or that it will be able to profitably manage the business, product, technology or company it acquires. If the Company is unable to participate in a business venture by the end of the first calendar quarter of 2000, it may require additional capital to continue its search for a business venture and avoid dissolution. There is no assurance additional capital will be available to the Company on acceptable terms.

               ITEM 3.  DESCRIPTION OF PROPERTIES

   The Company uses, at no cost, the office and related clerical services owned and provided by Ken Kurtz, an officer and director of the Company located at 2216 East Aspen Wood Way, Sandy, Utah 84093. All correspondence for the Company is received through a mail service at 2133 East 9400 South, Suite 151, Sandy, Utah 84093.

  ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
                           MANAGEMENT

The following table sets forth as of July 31, 1999, the number and percentage of the outstanding shares of common stock which, according to the information supplied to the Company, were beneficially owned by (i) each person who is currently a director of the Company, (ii) each executive officer, (iii) all current directors and executive officers of the Company as a group and
(iv) each person who, to the knowledge of the Company, is the beneficial owner of more than 5% of the outstanding common stock. Except as otherwise indicated, the persons named in the table have sole voting and dispositive power with respect to all shares beneficially owned, subject to community property laws where applicable.

                                  Common      Percent
                                  Shares        of
                                               Class
Name and Address

Principal Stockholders

A-Z Oil L.L.C.                    770,000        8.5
27 Burr Road
London, England SW184SQ

David Michael Irrevocable Trust   730,000        8.1
c/o Wendell Hall
5519 Rawls Road
Tampa, FL 33625

Ariel Fiancies, Inc.              800,000        8.8
10, Elvira Mendez Street
Panama 5
Rep. of Panama

Arno Holding Corp.                800,000        8.8
10, Elvira Mendez street
Panama 5
Rep. of Panama

Yosif Flek                        737,500        8.2
Wilhelm Str. 41
10963 Berlin Germany

Officers and Directors

Ken Kurtz (1)                    3,801,843      42.0
2133 East 9400 South, Suite 151
Sandy, Utah 84093

Carrie Kurtz (1)                   500,000       5.5
2133 East 9400 South, Suite 151
Sandy, Utah 84093

Tammy Gehring                      500,000       5.5
2133 East 9400 South, Suite 151
Sandy, Utah 84093

All Executive officers and       4,800,000      53.0
   Directors as a Group
   (3 persons)


(1) Carrie Kurtz is the spouse of Ken Kurtz. The stock figure for Ken Kurtz includes 1,843 shares held by Park Street
Investments, Inc., of which Mr. Kurtz is the sole owner.


  ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Directors and Officers

The following table sets forth the names, ages, and positions with the Company for each of the directors and officers of the Company.

Name                Age  Positions (1)                      Since

Ken Kurtz           31   President and Director              1997

Carrie Kurtz        36   Vice President and Director         1997

Tammy Gehring       24   Secretary, Treasurer and Director   1997

All executive officers are elected by the Board and hold office until the next Annual Meeting of stockholders and until their successors are elected and qualify.

The following is information on the business experience of each director and officer.

Mr. Kurtz has been since February 1992, the president, sole director and sole shareholder of Park Street Investments, Inc., a Utah corporation and the Company's largest shareholder. Through Park Street Investments, Inc., Mr. Kurtz provides consulting services to public and private companies on mergers, recapitalizations, and other forms of corporate reorganization. Mr. Kurtz is, and additionally, Mr. Kurtz has served on the board of directors and as an officer of other reporting publicly held companies including Hamilton Exploration Co., Inc. in 1995 and is currently deemed a control person of Nugget Exploration, Inc. Mr. Kurtz graduated from the University of Utah with a Bachelor's of Science degree in Finance.

Mrs. Kurtz, age 36, has been Vice-President and director of the Company since September 25, 1997. Mrs. Kurtz is married to Ken Kurtz, the Company's President and director. From January 1992 until the present, Mrs. Kurtz has held several part time positions in the health, banking, and food service industries while also working as a homemaker. Prior to 1992, Mrs. Kurtz spent seven years in the banking industry in positions ranging from customer representative to branch manager. Mrs. Kurtz is not an officer, director or control person of any other public company.

Tammy Gehring, age 24, became Secretary, Treasurer and director of the Company on September 25, 1997. Ms. Gehring is employed at Park Street Investments, Inc. as an assistant and consultant in Mergers and Acquisitions since June 1997. Prior to this, Ms. Gehring was employed as an administrative assistant in the mergers and acquisitions department of a financial consulting firm based in Salt Lake City, Utah since December 1995. Previous to that, Ms. Gehring was an accounting and finance student at Salt Lake Community College. Ms. Gehring served as an officer and director of Flexweight Corporation from August 1996 until May 1998. Currently, Ms. Gehring is not an officer, director or control person of any other public company.

Other Shell Company Activities

   Mr. Kurtz is currently an officer, director, and controlling stockholder of Score One, Inc. and of Nugget Exploration, Inc., both publicly held shell corporations seeking a business acquisition. The possibility exists that Mr. Kurtz could become an officers, director, or major stockholder of other shell companies in the future. Certain conflicts of interest are inherent in the participation of the Company's officers and directors as management in other shell companies with respect to allocation of Mr. Kurtz' time and the determination of whether to present an acquisition opportunity to the Company or another shell corporation. No policy has been adopted by the Company to resolve these conflicts, and it may be difficult, if not impossible, to resolve the conflicts in all cases in the best interests of the Company. These conflicts could affect the timing and quality of an acquisition by the Company, and therefore affect the value, liquidity, and duration of an investment in the Company. Failure by management to conduct the Company's business in its best interests may result in liability of management of the Company to the shareholders.

                 ITEM 6.  EXECUTIVE COMPENSATION

   No compensation was paid to any of the Company's executive officer during the year ended December 31, 1998. No compensation has been paid to any of the executive officers since the beginning of 1999, and it is not expected any compensation will be paid during the remainder of 1999. The Company has no agreement or understanding, express or implied, with any officer, director, or principal stockholder, or their affiliates or associates, regarding employment with the Company or compensation for services. The Company has no plan, agreement, or understanding, express or implied, with any officer, director, or principal stockholder, or their affiliates or associates, regarding the issuance to such persons of any shares of the Company's authorized and unissued common stock. There is no understanding between the Company and any of its present stockholders regarding the sale of a portion or all of the common stock currently held by them in connection with any future participation by the Company in a business. There are no other plans, understandings, or arrangements whereby any of the Company's officers, directors, or principal stockholders, or any of their affiliates or associates, would receive funds, stock, or other assets in connection with the Company's participation in a business. No advances have been made or contemplated by the Company to any of its officers, directors, or principal stockholders, or any of their affiliates or associates.

There is no policy that prevents management from adopting a plan or agreement in the future that would provide for cash or stock based compensation for services rendered to the Company.

On acquisition of a business, it is possible that current management will resign and be replaced by persons associated with the business acquired, particularly if the Company participates in a business by effecting a stock exchange, merger, or consolidation as discussed under "BUSINESS." In the event that any member of current management remains after effecting a business acquisition, that member's time commitment and compensation will likely be adjusted based on the nature and location of such business and the services required, which cannot now be foreseen.

     ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In June 1997, the Company entered into a consulting agreement with Park Street Investments, Inc., a corporation wholly owned by Ken Kurtz, the Company's President and Director. Pursuant to that agreement, Park Street Investment, Inc. has agreed to pay all necessary expenses to maintain the Company in good standing and to assist in seeking out a favorable business opportunity. In consideration for the above services, the Company issued
3,000,000 shares of common stock to Park Street Investments, Inc., which were subsequently assigned to Mr. Kurtz and the other two directors of the Company. In addition to these shares, Park Street Investments, Inc. is entitled to up to 15% of the total outstanding shares of the Company post-merger, as well as any cash fees it can obtain from a merger candidate.

In April 1999, the Company sold 2,000,000 shares of common stock to Ken Kurtz, an officer and director, for $20,000. The shares were sold to raise working capital to pay the cost of the Company becoming a reporting company under the Securities Exchange Act of 1934.

               ITEM 8.  DESCRIPTION OF SECURITIES

The Company is authorized to issue 50,000,000 shares of common stock, par value $0.01 per share, of which 9,048,171 shares are issued and outstanding. Holders of common stock are entitled to one vote per share on each matter submitted to a vote at any meeting of stockholders. Shares of common stock do carry cumulative voting rights and, therefore, shareholders are entitled to accumulate their vote by giving one candidate as many votes as the number of such directors multiplied by the number of the shareholders shares, or by distributing such votes computed among any number of such candidates. The Company's board of directors has authority, without action by the Company's stockholders, to issue all or any portion of the authorized but unissued shares of common stock, which would reduce the percentage ownership in the Company of its stockholders and which may dilute the book value of the common stock. Stockholders of the Company have no pre-emptive rights to acquire additional shares of common stock. The common stock is not subject to redemption and carries no subscription or conversion rights. In the event of liquidation of the Company, the shares of common stock are entitled to share equally in corporate assets after satisfaction of all liabilities.

Holders of common stock are entitled to receive such dividends as the board of directors may from time to time declare out of funds legally available for the payment of dividends. The Company has not paid dividends on its common stock and does not anticipate that it will pay dividends in the foreseeable future.

                             PART II

   ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
          COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company's common stock has traded thinly in the over-the-counter market. There was no trading market for the common stock prior to the last quarter of 1998. The following table sets forth for the respective periods indicated the prices of the common stock in the over-the-counter market, as reported and summarized on the OTC Bulletin Board. Such prices are based on inter-dealer bid and asked prices, without markup, markdown, commissions, or adjustments and may not represent actual transactions.

Calendar Quarter Ended      High Bid ($)           Low Bid ($)


December 31, 1998                2.5                  0.00
March 31, 1999                   1.5                  0.25
June 30, 1999                    0.5                  0.25

Since its inception, no dividends have been paid on the Company's common stock. The Company intends to retain any earnings for use in its business activities, so it is not expected that any dividends on the common stock will be declared and paid in the foreseeable future.

At July 31, 1999, there were approximately 41 holders of record of the Company's Common Stock.

                   ITEM 2.  LEGAL PROCEEDINGS

The  Company  is  not  a  party  to any  material  pending  legal
proceedings,  and  to  the  best  of  its  knowledge,   no   such
proceedings by or against the Company have been threatened.

     ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

There have been no changes in or disagreements with accountants since the Company's organization.


        ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

On April 5, 1999, the Company issued 2,000,000 shares of common stock to Ken Kurtz, the Company's president and a director, for $20,000. The shares were issued in reliance on the exemption under Section 4(2) of the Securities Act of 1933. No broker was involved and no commissions were paid.

   On  March  30,  1999,  the Company completed  an  offering  of
4,000,000 shares of the Company's common stock at a price of $0.03125, or a total of $125,000. Of the shares sold, 3,918,750 shares were sold for $122,461 in cash and 81,250 were sold for $2,539 in debt settlement. With respect to the debt settlement, the Company owed $35,000 to an unrelated consultant for services rendered in 1995 in connection with revitalizing the Company. The 81,250 share issued to the Consultant were valued at $.03125 per share and hence reduced the $35,000 obligation by $2,539. The shares were offered and sold in reliance on the exemption set forth in Rule 504 of Regulation D. At the time of the offering, the Company was not a reporting company under the Securities Exchange Act of 1934, and the aggregate offering price, together will all other offerings by the Company during the 12-month period prior to the offering, did not exceed $1,000,000. The offering was made in anticipation of a business combination with an Internet company, Fax4free.com, Inc., which subsequently failed to occur. Therefore, the Company was not a development stage business with its only business plan to acquire an unidentified business at the time the offering was made. No broker was involved in the offering and no commissions were paid. The name and number of shares purchased by each investor are as follows:

Investor Name                      Shares Purchased

Type Investment Holdings, Ltd.     81,250
Leeward Consulting Group, L.L.C.   81,250
A-Z Oil, L.L.C.                    770,000
David Michael Irrevocable Trust    730,000
Ariel Finances, Inc.               800,000
Arno Holding Corp.                 800,000
Yosif Flek                         737,500

In November 1997, the Company issued 3,000,000 shares of its common stock to Park Street Investments, Inc., as compensation for services and advancement of certain costs for the benefit of the Company. The shares were subsequently assigned to the officers and directors of the Company. The shares were sold in reliance on the exemption under Section 4(2) of the Securities Act of 1933. No broker was involved and no commissions were paid.

       ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 16-10a-902 of the Utah Code Annotated provides in relevant part as follows:

      (1) Except as provided in Subsection (4), a corporation may indemnify  an individual made a party to a proceeding because  he
is   or  was  a  director,  against  liability  incurred  in  the proceeding if:

     (a) his conduct was in good faith;  and

      (b) he reasonably believed that his conduct was in, or not opposed to, the corporation's best interests; and

      (c) in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful.

      (4) A corporation may not indemnify a director under this section:

      (a) in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation; or

      (b) in connection with any other proceeding charging that the director derived an improper personal benefit, whether or not involving action in his official capacity, in which proceeding he was adjudged liable on the basis that he derived an improper personal benefit.

       (5)  Indemnification  permitted  under  this  section   in
connection  with  a  proceeding  by  or  in  the  right  of   the
corporation  is  limited  to  reasonable  expenses  incurred   in
connection with the proceeding.

Section 16-10a-903 of the Utah Code Annotated provides in relevant part as follows:

Unless limited by its articles of incorporation, a corporation shall indemnify a director who was successful, on the merits or otherwise, in the defense of any proceeding, or in the defense of any claim, issue, or matter in the proceeding, to which he was a party because he is or was a director of the corporation, against reasonable expenses incurred by him in connection with the proceeding or claim with respect to which he has been successful.

Section 16-10a-907 of the Utah Code Annotated provides in relevant part as follows:

Unless   a   corporation's  articles  of  incorporation   provide
otherwise:

      (1) an officer of the corporation is entitled to mandatory indemnification under Section 16-10a-903, and is entitled to apply for court-ordered indemnification under Section 16-10a-905, in each case to the same extent as a director;

     (2) the corporation may indemnify and advance expenses to an officer, employee, fiduciary, or agent of the corporation to the same extent as to a director; and

     (3) a corporation may also indemnify and advance expenses to an officer, employee, fiduciary, or agent who is not a director to a greater extent, if not inconsistent with public policy, and if provided for by its articles of incorporation, bylaws, general or specific action of its board of directors, or contract.

The Company's by-laws provide that the Company shall indemnify to the full extent of its power to do so under Utah law, all directors and officers of the Company for any liability including costs of defense reasonably incurred in connection with any action, suit, or proceeding to which such person may be a party by reason of such person's position with the Company, if the officer or director acted in good faith and in a manner the officer or director reasonably believed to be in, or not opposed to, the best interests of the corporation. Consequently, the Company intends to indemnify its officers and directors to the full extent permitted by the statute noted above.

                 PART F/S.  FINANCIAL STATEMENTS

     The financial statements of the Company appear at the end of this report beginning with the Index to Financial Statements on page F-1.

                            PART III

                   ITEM 1.  INDEX TO EXHIBITS
                ITEM 2.  DESCRIPTION OF EXHIBITS

Copies of the following documents are included as exhibits to this filing.

Exhibit No.  SEC Ref. No.   Title of Document                       Page*


   1           (2)          Articles of Incorporation               E-1

   2           (2)          By-Laws                                 E-9

   3           (6)          Assignment of Accounts Receivable
                            Dated December 14, 1998                 E-22

   4           (6)          Settlement Agreement
                            Dated  June  25, 1998                   E-23

   5           (6)          Financial Consulting Agreement
                            Dated June 15, 1997                     E-24

   6           (6)          Financial Data Schedules                 **

* The listed exhibits are incorporated herein by this reference to the Registration Statement on Form 10-SB filed by the Company with the Securities and Exchange Commission on August 9, 1999, and the page references are to the page location of the exhibit in said filing.

** The Financial Data Schedule is incorporated herein by this reference to the Registration Statement on Form 10-SB filed by the Company with the Securities and Exchange Commission on August 9, 1999. This exhibit was presented only in the electronic filing with the Securities and Exchange Commission.

                           SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of  1934, the registrant caused this registration statement to be
signed   on   its  behalf  by  the  undersigned  thereunto   duly
authorized.

                               AREA  INVESTMENT  AND  DEVELOPMENT
COMPANY

Date:  September  24,  1999    By:  /s/  Ken  Kurtz, President

In accordance with the Exchange Act, this registration statement has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.


Dated: September 24, 1999        /s/ Ken Kurtz, Director

Dated: September 24, 1999        /s/ Carrie Kurtz, Director

Dated: September 24, 1999        /s/ Tammy Gehring, Director

            AREA INVESTMENT AND DEVELOPMENT COMPANY

                       TABLE OF CONTENTS


        AUDITOR'S REPORT                                F-2

        FINANCIAL STATEMENTS

          Balance Sheets                                F-3

          Statements of Operations                      F-4

          Statements of Shareholders' Equity           F-5

          Statements of Cash Flows                      F-6

          Notes of Financial Statements                 F-7

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Area Investment and Development Company
Salt Lake City, Utah

We have audited the accompanying balance sheets of Area Investment and Development Company as of June 30, 1999 and December 31, 1998 and 1997, and the related statements of operations, shareholders' equity, and cash flows for the six months ended June 30, 1999 and for each of the two years ending December 31, 1998 and 1997. These financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Area Investment and Development Company as of as of June 30, 1999 and December 31, 1998 and 1997, and the results of its operations and its cash flows for the six months ended June 30, 1999 and for each of the two years ending December 31, 1998 and 1997 in conformity with generally accepted accounting principles.

The accompanying financial statements have been presented assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company is not a going concern. The financial statements do not include any adjustments that might otherwise be required since the Company is not a going concern.

Sellers & Associates


July 6, 1999
Ogden, Utah

               AREA INVESTMENT AND DEVELOPMENT COMPANY

                            Balance Sheets



                                   June 30           December 31,
                                               _________________________
                                     1999        1998           1997
                                  ________     ________       _________
ASSETS

Current Assets:

   Cash                           $ 20,000     $     -        $       -

   Total Current Assets                  -           -                -

Total Assets                      $ 20,000     $     -        $       -


LIABILITIES AND STOCKHOLDERS'
  EQUITY  (DEFICIT)

LIABILITIES

Current Liabilities:

  Accounts Payable                $      -     $ 35,000       $ 86,435

Total  Liabilities:                      -       35,000         86,435

COMMITMENTS/CONTINGENCIES                -            -              -

STOCKHOLDERS' EQUITY (DEFICIT)
  Common stock $.01 par
  value; authorized
  50,000,000 shares
  Issued and outstanding
  9,048,173 shares at 6-30-99
  and 3,048,173 shares at
  12-31-98 and 12-31-97             90,482       30,482         30,482

  Additional paid-in               116,700       31,700         31,700
  capital

   Accumulated (deficit)          (187,182)     (97,182)      (148,617)

      Net stockholders'
         equity  (deficit)          20,000      (35,000)       (86,434)

Total Liabilities and
  Stockholders' Equity
  (Deficit)                       $ 20,000      $     -       $      -


See accompanying notes

               AREA INVESTMENT AND DEVELOPMENT COMPANY

                       Statements of Operations



                               Six Months
                                 Ended
                               June  30,           December 31,
                                               _________________________
                                 1999             1998            1997
                               __________      __________      _________

Revenues                       $        -      $        -      $       -
Costs  and Expenses                90,000      $      480         46,107

(Loss) from regular
  activity                              -            (480)       (46,107)

Debt forgiveness
 from settlement
  of  payable                           -          51,915              -

Net Income (loss)              $  (90,000)     $   51,435      $ (46,107)

Income (loss per
  share                        $    (0.01)     $     0.02      $    (.04)


Weighted average
  shares outstanding
   during  the period           6,197,344       3,048,173       1,278,309

See accompanying notes

              AREA INVESTMENT AND DEVELOPMENT COMPANY

                 Statements of Stockholders' Equity
                         June 30, 1999 and
                     December 31, 1998 and 1997


                      Common Stock
                   _____________________
                                         Additional
                   Number of      Par      Paid In     (Deficit)
                    Shares       Value     Capital     Accumulated
                   __________   ________  _________   _______________

Balance December
31, 1996             48,173     $   482    $ 31,700     $(102,510)

  Issuance of
  stock           3,000,000      30,000           -             -

  Net (loss)              -           -           -       (46,107)

Balance December
31, 1997          3,048,173      30,482       31,700      (148,617)

  Net income              -           -            -        51,435

Balance December
30, 1998          3,048,173      30,482       31,700      ( 97,182)

  Issuance of
  stock           6,000,000      60,000       85,000             -

  Net (loss)              -           -            -      ( 90,000)

Balance June
30, 1999          9,048,173     $90,482     $116,700     $(187,182)
                  =========     =======    ==========   ============

See accompanying notes

                AREA INVESTMENT AND DEVELOPMENT COMPANY

                        Statements of Cash Flows

                                         Six Months
                                           Ended
                                            June            December 31,
                                                       _______________________
                                          30, 1999        1998          1997
                                        __________     __________   __________
Cash flows from
  operating activities:

    Net income (loss)                   $ ($90,000)    $   51,435   $  (46,107)

  Reconciliation of net income (loss)
  To net cash provided (used) by
  operating activities:

    Increase/(decrease) in Accounts
      Payable  regular                     (35,000)             -       16,107

     Settlement of debt (payables)                -       (51,435)           -

Net Cash provided (used) by             ___________         _____      ________
operating   activities                    (125,000)             -      (30,000)

Non cash flows from investing
  activities

    Issuance of stock for cash             142,461

    Issuance of stock for settlement
    of debt                                  2,539              -       30,000

    Issuance of stock for services-
    non cash activity                            -              -       30,000

Net  increases  (decreases)  in  cash       20,000              -            -

Cash,  beginning  of  year/period                -              -            -

Cash, end of year/period               $    20,000     $        -     $      -


Supplemental Schedule of Non Cash Activities


On June 15, 1997 2,000,000 shares of restricted common stock valued at $20,000 were authorized to be issued for services at $.01 per share and on November 10, 1997 1,000,000 shares of restricted common stock valued at $10,000 were authorized to be issued for services at $.01 per share. All 3,000,000 shares were issued by November 25,1997.

On March 24, 1999, the Company issued 81,250 shares of common stock for $2,539 in debt settlement.

See accompanying notes

             AREA INVESTMENT AND DEVELOPMENT COMPANY
                 Notes to Financial Statements
                       June 30, 1999 and
                   December 31, 1998 and 1997


NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization:

The Company was incorporated under the laws of the State of Utah on June 10, 1970 to engage in real estate development, general business and investment opportunities.

Income Taxes:

The Company has adopted the provisions of statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which incorporates the use of the asset and liability approach of accounting for income taxes. The asset and liability approach requires the recognition of deferred tax assets and liabilities for the expected future consequences of temporary differences between the financial reporting basis and tax basis of assets and liabilities.

At June 30, 1999, the Company has $187,182 net operating loss of which $187,182 is the net operating loss carry-forward that could be offset against future taxable income, including the remaining
of  the  current  year  to  end December  31,  1998.   The  loss  carry-
forward expires December 31, 2014. Because of the uncertainty of ever using the net operating loss, it has no value assigned to the financial statements.

The Company changed its income tax reporting year end from June 30 to December 31, effective December 31, 1998.

Statement of Cash Flows:

For   the   purpose  of  the  statement  of  cash  flows,  the   Company
considers  all  highly  liquid  investments  with  maturity   of   three
months or less to be cash equivalents.

Net Income (Loss) Per Share:

Primary  net  income  (loss)  per share  is  computed  by  dividing  net
income   (loss)  by  the  weighted  average  number  of  common   shares
outstanding.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2 GOING CONCERN AND EFFORTS TO REVIVE COMPANY:

Up  until  January  26,  1999 the Company had  been  inactive  and  non-
operating for years; consequently, it was not a going concern. In June of 1995, the Company's previous board of directors was approached by its current President and Director who proposed to revive the Corporation and to seek out and identify a suitable candidate with which to merge in order to provide value to its shareholders. In July of 1995, the Company's board of directors resigned  and  was  replaced  by  a new  board  of  directors  including

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

its current President. Because the Company had no assets or resources to compensate or induce personnel to assist it with such a program of reviving or combining the Company with an operational business, the Company entered into a Financial Consulting Agreement ("Agreement") with Park Street Investments, Inc. ("Park Street") in June of 1997. Park Street is a Utah Corporation 100% owned by Ken Kurtz, the Company's President, majority shareholder and director.

According to the Agreement, Park Street has agreed to assist the Company with its corporate maintenance, administration, financial statement preparation and securities filings. In addition, Park Street is to actively pursue, negotiate and structure a merger or business combination with a third party on behalf of the Company. Park Street has also agreed to pay for the costs associated with these responsibilities until the Company effects a combination with another entity.

As consideration for its services and payment of the Company's costs therewith, the Company's board authorized the issuance of 3,000,000 restricted common stock shares valued at $.01 per share. By November 25, 1997 all 3,000,000 shares were issued. Of this, Park assigned 2,000,000 shares to Ken Kurtz, who is both the Company's and Park's President and 500,000 shares to each of the Company's two directors for their assistance with Park in implementing its contract with the Company.

Also according to the Agreement, Park Street shall be entitled to as much as 10% of the total issued and outstanding shares of the
Company  after  a  business  combination.  Park  Street  shall  also  be entitled to any cash consideration it can negotiate from a potential reorganization entity.

Because the exact number of shares to be outstanding after a business combination is currently unknown and because the exact percentage of ownership that Park Street is entitled to will be subject to negotiations between the Company, Park Street, and a potential target Company, the actual number of shares to be owned by Park Street will be modified by mutual agreement by the parties involved. Moreover, the amount of cash that Park Street is to receive is also subject to negotiations and is currently unknown. In no event, shall Park Street's ownership percentage exceed more than 10% of the total outstanding shares of the Company after a business combination.

This   agreement  resulted  in  a  change  in  control  of  the  Company
giving  Ken  Kurtz  66%  control of the Company's  common  stock.   This
stock issuance is not deemed to be at arms length.

In January 1999, the Company began discussions with representatives of Fax4free.com, Inc. - an online service provider - for the possibility of a business combination. As such, the Company changed its business plan from seeking a business  combination  with  an  unidentified  Company  to  effecting  a business transaction with Fax4free.com, Inc. In anticipation of such business combination, the Company authorized an offering for 4,000,000 shares of its common stock under Regulation D Rule 504 at $.03125 per share to raise $125,000. Proceeds were to be used to pay expenses related to the business combination and to pay off the remainder of the Company's debts.

On March 30, 1999, the Company closed the offering after having sold the 4,000,000 shares to seven investors of which 3,918,750 shares were sold for $122,461 in cash and 81,250 were sold for $2,539 in debt settlement. On March 24, 1999, the Company paid off the remainder of its debts in the amount of $32,461 and paid a finder/consulting fee in the amount of $90,000 to Hudson Consulting Group, Inc. ("Hudson") for introducing Fax4free.com, Inc. to the Company. Hudson has agreed to assist in locating another  merger  acquisition  candidate  as  part  of  its  $90,000  fee

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

which has been already paid. Management has opted to expense the entire $90,000 fee which is non-refundable because Hudson does not have an exclusive agreement with management and is not obligated to perform. Therefore, there are no assurances that the Company may not be obligated to pay additional fees to other parties in the future.

On April 5, 1999 the Company sold and issued 2,000,000 restricted shares of its common stock to it its President, Ken W. Kurtz for $20,000 cash.

Later   in   April,   the  company  terminated  its  negotiations   with
Fax4free.com, Inc.

NOTE 3 CONTINGENT LIABILITY:

On or before the corporate year end of June 30, 1992, the Company reported uncollected receivables of $22,554, $11,643 of which were loans to stockholders. Reported liabilities were $1,700.
The corporation continued in this state of no activity thereafter. In 1995, prior management personally assumed all corporate debt in exchange for the forgiveness of the loans to stockholders and the uncollected receivables of the Company, thus leaving the Company with no assets or liabilities.

NOTE 4 CHANGE IN COMPANY MANAGEMENT:

In  June  1997  the  Company  appointed Ken Kurtz,  a  director  at  the time,  as  the  Company's  President.  In September  1997,  the  Company
appointed Tammy Gehring and Carrie Kurtz as additional directors and as Secretary/Treasurer and Vice President respectively. Ms. Gehring is also employed by Park. Mrs. Kurtz is the wife of the Company's President/Director.

NOTE 5 REDUCED SETTLEMENT OF PAYABLE

Present management negotiated a settlement of accounts payable due to a prior consultant. On June 25, 1998, the payable was
reduced  by  $51,915,  going  from  $86,915  to  $35,000.   In  February
1999, the Company issued 81,250 common stock shares to a creditor towards payment of its $35,000 note payable. The 81,250 share issuance was valued at $.03125 per share and hence reduced the $35,000 obligation by $2,539. On March 24, 1999, the Company paid off the remainder of its debts in the amount of $32,461 from proceeds of its January 1999 Regulation D Rule 504 common stock offering. Currently, the Company has no debts.

NOTE 6 ISSUANCE OF ADDITIONAL STOCK:

In  June  of  1997,  the  company entered into  a  consulting  agreement with  Park  Street  Investments, Inc. ("Park"), a  firm  100%  owned  by
the   Company's   President  whereby  Park  has  agreed   to   pay   all
necessary  expenses  to  maintain  the  company  in  good  standing  and to seek out a merger with a viable operating entity. Park has also agreed to provide all administrative assistance, office space and costs as part of its Agreement. In consideration for the above, the Company authorized the issuance of 3,000,000 restricted common stock shares valued at $.01 per share. By November 25, 1997 all 3,000,000 shares were issued. Of this, Park assigned  2,000,000  shares  to Ken Kurtz,  who  is  the  Company's  and
Park's  President  and  500,000 shares to  each  of  the  Company's  two directors for their assistance with Park in implementing its contract with the Company.

In January 1999, the Company authorized an offering for 4,000,000 shares of its common stock under Regulation D Rule 504 at $.03125
per  share  to  raise  $125,000.   Proceeds  were  to  be  used  to  pay

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

expenses  related  to  the  business combination  and  to  pay  off  the remainder of the Company's debts. On March 30, 1999, the Company closed the offering after having sold the 4,000,000 shares to seven investors of which 3,918,750 shares were sold for $122,461 in cash and 81,250 were sold for $2,539 in debt settlement.

On April 5, 1999 the Company sold and issued 2,000,000 restricted shares of its common stock to it its President, Ken W. Kurtz for $20,000 cash.

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